COMMENTS RECEIVED ON 07/31/2020

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Low Duration Income Fund and Fidelity SAI Short-Term Bond Fund

POST-EFFECTIVE AMENDMENT NO. 506

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file new legality opinions as exhibits to the registration statement.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“(b)  Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__%] (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff would like confirmation for each fund that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation for each fund that the agreement will be filed as an exhibit to the registration statement.

R:

With respect to each fund, the arrangement will remain in effect for at least one year from the effective date of the registration statement for each fund. Disclosure will be updated to include the termination date of the arrangement in the (b) filing for each fund. There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities.”

C:

The Staff asks that we identify the various types of debt securities referenced by “all types.”

R:

The securities in which each fund may invest are described in “Description of Principal Security Types” in the “Investment Details” section of the prospectus.

5.

Fidelity SAI Low Duration Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose what is meant by “low duration” in the name of the fund.

R:

“Low Duration” refers to the fund’s target duration, which is generally 1 year or less. The prospectus will be updated to include the below disclosure:

“Normally maintaining a duration of 1 year or less.”

6.

Fidelity SAI Low Duration Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we provide an example of the duration calculation in the risk section of the prospectus.

R:

 The following disclosure will be added to the “Principal Investment Strategies” section in the “Investment Details”:

“The fund normally maintains a duration of 1 year or less. Duration is a measure of a bond's price sensitivity to a change in interest rates. For example, if a bond has a 1-year duration and interest rates rise 1%, the bond's value is likely to fall about 1%. Similarly, if a bond fund has a 1-year duration and interest rates rise 1%, the fund's value is likely to fall about 1%.”

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies

C:

If junk bonds will be a principal strategy, the Staff requests we disclose that in the principal strategies section and add a corresponding separate risk for junk bonds.

R:

We believe each fund’s principal investment strategies and risks are appropriately described in the

Fund Summary section. Investing in lower‐quality debt securities is not expected to be a principal investment strategy of each fund. Therefore, we have not modified the disclosure.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities,

investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes the current strategy and risk disclosure is appropriate.

9.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the funds’ disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect the funds and their investments. If the funds believe that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure is included in “Fund Basics ‐ Principal Investment Risks”:

Many factors affect each fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. A fund's share price and yield change daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. A fund's reaction to these developments will be affected by the types and maturities of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. Unlike individual debt securities, which typically pay principal at maturity, the value of an investment in a fund will fluctuate. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in a fund.

In addition, the following disclosure is included in the funds’ SAI:

Disruption to Financial Markets and Related Government Intervention.  Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. Federal, state, local, foreign, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it remains uncertain that the U.S. Government or foreign governments will intervene in response to current or future market disturbances and the effect of any such future intervention cannot be predicted.

10.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.”

C:

Since derivatives are a principal investment strategy, the Staff requests we add a separate risk for derivatives.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer‐

Specific Changes” and “Leverage Risk” in each Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

11.

All funds

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we explain supplementally which broad measure of market performance the fund will compare its performance to.

R:

We expect that the Fidelity SAI Low Duration Income Fund will compare its performance to the Bloomberg Barclays U.S. 6-9 Month Treasury Bill Index and Fidelity SAI Short-Term Bond Fund will compare its performance to the Bloomberg Barclays U.S. 1-3 Year Government/Credit Bond Index.

12.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser allocates the fund's assets among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on its view of the relative value of each sector or maturity.”

C:

If investing in asset-backed securities or mortgage-backed securities will be a principal strategy of each fund, the Staff requests we disclose this in each fund’s “Principal Investment Strategies” section in each “Fund Summary”.

R:

Although examples of market sectors include asset-backed securities, investments in asset-backed securities or mortgage-backed securities are not expected to be a principal investment strategy of each fund. As a result, each fund believes the current strategy and risk disclosure is appropriate.

13.

Fidelity SAI Low Duration Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

C:

The Staff requests we confirm if the fund will sell credit default swaps.

R:

If the fund enters into credit default swaps, the fund will typically buy credit protection as opposed to sell credit protection under such CDS. However the fund is not precluded from selling credit protection as disclosed in the prospectus.

14.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the expected discontinuation of LIBOR is a principal risk of each fund. If we believe it is not, the Staff requests we explain why.

R:

In light of the factors discussed by the SEC staff in its guidance entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds, and “ADI 2019-08 – Improving Principal Risks Disclosure,” regarding the staff’s observations on principal risk disclosures generally, each fund continues to review its disclosures and update them as appropriate. At this time and given each fund’s potential or actual holdings in instruments that reference LIBOR, the continually reducing timeframe within which LIBOR will be discontinued and current market conditions, each fund determined to include disclosure regarding LIBOR transition risk in its prospectus. We believe that the risk disclosure is appropriate given that the expected impact of the discontinuation is not currently known. Each fund will continue to review its disclosures and update   them as the impact of the discontinuation of LIBOR becomes clearer.